[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

February 13, 2024

VIA EDGAR CORRESPONDENCE

Daniel Greenspan

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Managed Accounts Portfolios Trust
File Nos. 333-140967 and 811-22023

Dear Mr. Greenspan:

This letter responds to your comments given during a telephone conversation with our office on January 12, 2024, regarding the registration statement filed on Form N-1A for Nuveen Managed Accounts Portfolios Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 20, 2023, which relates to Nuveen Ultra Short Municipal Managed Accounts Portfolio (the “Portfolio”), a series of the Trust.

PROSPECTUS

COMMENT 1 — PORTFOLIO SUMMARY — FEES AND EXPENSES OF THE PORTFOLIO

Please revise the first sentence of this section to state that the tables describe the fees and expenses that an investor may pay if they buy, hold and sell shares of the Portfolio.

RESPONSE TO COMMENT 1

Because there are no fees or expenses charged for selling shares of the Portfolio, management believes the current disclosure, which does not reference selling shares of the Portfolio, is sufficient and accurate. Therefore, management respectfully declines to revise the current disclosure.

COMMENT 2 — PORTFOLIO SUMMARY — FEES AND EXPENSES OF THE PORTFOLIO

Footnote 3 to the “Annual Portfolio Operating Expenses” table states that the investment adviser has agreed to irrevocably waive all fees and pay or reimburse all expenses of the Portfolio, except for certain exclusions. If it is possible to terminate this arrangement, please describe under what circumstances that can occur and who is able to terminate it.

RESPONSE TO COMMENT 2

The fee waiver and expense reimbursements can only be terminated if the shareholders decide to do so. In response to this comment, the following will be added to the end of the footnote: “This expense limitation may be terminated or modified only with the approval of shareholders of the Portfolio.”

COMMENT 3 — PORTFOLIO SUMMARY — EXAMPLE

If the fee waiver is reflected in the example, please make that clear in the disclosure.

RESPONSE TO COMMENT 3

Footnote 2 to the table in the “Example” section states that the investment adviser has agreed to irrevocably waive all fees and pay or reimburse all expenses of the Portfolio, except for certain exclusions. Management believes that this clearly discloses that the fee waiver is reflected in the example and, therefore, respectfully declines to revise the current disclosure.

COMMENT 4 — PORTFOLIO SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The first sentence of this section states that the Portfolio invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in municipal securities that pay interest that is exempt from regular federal personal income tax. Please explain the purpose of the word “regular.”

RESPONSE TO COMMENT 4

The use of the word “regular” mirrors the language in the Internal Revenue Code, which distinguishes the regular federal personal income tax from the federal alternative minimum tax. In order to make this clear, the following will be added as the second sentence of the “Principal Investment Strategies” section: “Regular federal personal income tax is different from, and does not include, the federal alternative minimum tax.”

COMMENT 5 — PORTFOLIO SUMMARY — PRINCIPAL RISKS

Please order the principal risks by the order of importance of the risk to the Portfolio.

RESPONSE TO COMMENT 5

Management believes that listing the principal risk disclosures alphabetically facilitates an investor’s ability to find and compare risks against the risks of other funds and also eliminates any subjective arguments as to the importance of certain risk disclosures. Investors are notified of this rationale in the introductory paragraph. As such, management respectfully declines to make the requested revision.

COMMENT 6 — PORTFOLIO SUMMARY — PORTFOLIO PERFORMANCE

Please confirm supplementally that when the information become available, the Portfolio will disclose that the returns do not include any fees and expenses that are imposed by the separately managed accounts and, if they were reflected, the returns would be lower. Similarly, please confirm supplementally that this disclosure will also be included in “Financial Highlights” section.

RESPONSE TO COMMENT 6

Management confirms that for both of the referenced sections, when the information become available, the Portfolio will disclose that the returns do not include any charges that are imposed by the separately managed accounts and, if they were reflected, the returns would be lower.

COMMENT 7 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE PORTFOLIO

Please state more clearly that investors will pay expenses that are not waived by the investment adviser.

RESPONSE TO COMMENT 7

The second sentence of the second paragraph under this section states that the investment adviser and its affiliates are “absorbing all expenses of operating the Portfolio (other than interest expense, taxes, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses) and do not charge any fees directly to the Portfolio.” Management believes that this clearly states that investors will pay the expenses that are not waived by the investment adviser and lists those expenses. Therefore, management respectfully declines to revise the current disclosure.

COMMENT 8 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please delineate which strategies are principal investment strategies and which strategies are non-principal investment strategies.

RESPONSE TO COMMENT 8

The fourth paragraph under this section states that the principal investment strategies are discussed in the “Portfolio Summary” section. Therefore, an investor can refer to that section to understand which strategies are principal for the Trust. As a matter of convention, management generally does not use other ways of distinguishing which strategies are principal or non-principal because the distinction becomes overly cumbersome and possibly confusing when a trust is added into a multi-fund prospectus. For example, if one trust invests in common stocks as a principal investment strategy but another trust invests in common stocks as a non-principal investment strategy, the use of headings would not work and an introductory sentence would be long and repeat what is already clear in the summary sections. Therefore, management respectfully declines to revise the current disclosure.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren